Date: 26 October 2001

Ref: 24/01

BHP Billiton Production Report for the Quarter

Ended 30 September 2001

BHP Billiton today released its production report for the quarter ended 30 September, 2001. Production of most major commodities was in line with both the corresponding period last year and the June 2001 quarter.

  Aluminium production was five per cent higher than the corresponding period last year and slightly lower than the June 2001 quarter. Compared to the September 2000 quarter, higher production largely reflects the commencement of full production at Mozal (Mozambique) in December 2000. Compared to the June 2001 quarter, lower production and sales were recorded at Alumar and Valesul as a result of temporary power usage restrictions in Brazil. Illegal industrial action at the Mozal aluminium smelter is being progressively resolved and had no impact on production during the quarter.
  Copper production was five per cent lower than the corresponding period last year and 20 per cent lower than the June 2001 quarter. Compared to the September 2000 quarter, lower production was due to the write-off of BHP Billiton's share of the net assets in the Ok Tedi copper project (Papua New Guinea) in June 2001. As such, production from the September 2001 quarter at Ok Tedi has not been included in this report. Excluding Ok Tedi, production was in line with the June 2001 quarter. Higher copper cathode production was reported at Escondida (Chile) following operational improvements during the last half of FY01, which increased the capacity of the oxide plant.
  Iron Ore production was in line with both the corresponding period last year and the June 2001 quarter. Increased production was recorded at Newman (Western Australia) during the quarter following higher demand for iron ore fines, particularly from China. Record shipments of 18.9 million wet tonnes were also made during the September quarter following strong demand for Newman lump and fines product from China and Korea.
  Boodarie Iron (previously WA HBI) production was slightly higher than forecast reflecting consistent three-train operation and the continued ramp up of the facility. A successful four-train trial was run in October for six days, providing further positive information on the plant's capabilities. The realised price for Boodarie™ Iron product has improved over the past twelve months, reflecting increased delivery performance, higher quality and market acceptance of the product. Prices for Boodarie™ Iron product are now trading within the forecast range between scrap and pig iron, however the near term outlook for the underlying global steel market remains weak.
  Metallurgical Coal production was five per cent higher than the corresponding period last year and 23 per cent lower than the June 2001 quarter. Compared to the September 2000 quarter, increased production was recorded at Riverside (Australia) and South Walker Creek (Australia) due to operational improvements. Compared to the June 2001 quarter, the lower recorded production follows the equalisation of Queensland (Australia) coal interests with Mitsubishi to form the BHP Billiton Mitsubishi Alliance.
  Energy Coal production was seven per cent higher than the corresponding period last year and three per cent lower than the June 2001 quarter. Compared to the September 2000 quarter, higher production was largely due to the acquisition of CDC and CZN (Colombia) in September and November 2000 respectively. Compared to the June 2001 quarter, lower production was reported at BHP Billiton's New Mexico (United States) operations following planned maintenance shutdowns. On 23 October 2001, BHP Billiton announced the sale of its 80 per cent interest in the PT Arutmin energy coal assets (Indonesia) to PT Bumi Resources.
  Oil and Condensate production was six per cent lower than the corresponding period last year and six per cent higher than the June 2001 quarter. Compared to the September 2000 quarter, production figures were impacted by natural field decline at Bass Strait (Australia) and Laminaria (Timor Sea). Compared to the June 2001 quarter, higher production was recorded at Bass Strait due to the Tuna and West Tuna well workovers and an infill drilling program. Record production of about 68,000 bopd (gross) was reported at Liverpool Bay (UK) during the September 2001 quarter and higher oil production was recorded in the Gulf of Mexico (United States) following the start up of the Typhoon field in July 2001.
  Natural Gas production was 15 per cent higher than the corresponding period last year and in line with the June 2001 quarter. Compared to the September 2000 quarter, the increase in production was due to higher domestic gas sales at the North West Shelf Project (Western Australia), improved plant availability at the Griffin project (Western Australia) and the commencement of gas production at the Zamzama extended well test in Pakistan. Higher gas production was also recorded in the Gulf of Mexico (United States) following the start up of the Typhoon field in July 2001.
  Raw Steel production was five per cent lower than the corresponding period last year and four per cent higher than the June 2001 quarter. Compared to the June 2001 quarter, a strengthening Australian market resulted in higher domestic sales during the current quarter. This was offset in part by reduced export sales.
  Ekati™ Diamond production was 148 per cent higher than the corresponding period last year and 80 per cent higher than the June 2001 quarter following the acquisition of Dia Met Minerals Ltd, effective 1 July 2001. This increased BHP Billiton's ownership of the Ekati™ diamond mine (Canada) to 80 per cent. Higher carat grades were also recorded during the September 2001 quarter as a result of high concentrate ore.

***

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BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED				QUARTER ENDED	% CHANGE
							SEPT Q01	SEPT Q01
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2000	2001	2001	2001	2000	SEPT Q00	JUNE Q01

ALUMINIUM
Alumina	('000 tonnes)	539	998	964	964	539	79%	-3%
Aluminium	('000 tonnes)	233	250	244	244	233	5%	-2%

BASE METALS
Copper	('000 tonnes)	212.3	253.6	202.0	202.0	212.3	-5%	-20%
Lead	(tonnes)	52,944	55,757	54,074	54,074	52,944	2%	-3%
Zinc	(tonnes)	29,512	30,543	29,462	29,462	29,512	0%	-4%
Gold	(ounces)	175,039	192,580	69,954	69,954	175,039	-60%	-64%
Silver	('000 ounces)	8,075	8,064	8,183	8,183	8,075	1%	1%
Molybdenum	('000 tonnes)	-	0.1	0.1	0.1	-	na	-18%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,280	17,074	17,080	17,080	17,280	-1%	0%
Metallurgical coal	('000 tonnes)	7,964	10,802	8,365	8,365	7,964	5%	-23%
Manganese ores	('000 tonnes)	1,024	936	973	973	1,024	-5%	4%
Manganese alloys	('000 tonnes)	175	136	119	119	175	-32%	-13%
Hot briquetted iron	('000 tonnes)	105	276	386	386	105	268%	40%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	12.8	16.8	15.9	15.9	12.8	24%	-5%
Chrome ores	('000 tonnes)	921	665	629	629	921	-32%	-5%
Ferrochrome	('000 tonnes)	273	194	207	207	273	-24%	7%

ENERGY COAL	('000 tonnes)	20,842	23,134	22,405	22,405	20,842	7%	-3%

PETROLEUM
Crude oil and condensate	('000 bbl)	20,817	18,378	19,492	19,492	20,817	-6%	6%
Natural gas	(bcf)	61.75	71.64	71.24	71.24	61.75	15%	-1%
LPG	('000 tonnes)	172.77	175.60	182.71	182.71	172.77	6%	4%
Ethane	('000 tonnes)	23.19	18.53	24.05	24.05	23.19	4%	30%

BHP STEEL
Raw steel	('000 tonnes)	1,455	1,328	1,382	1,382	1,455	-5%	4%
Marketable steel products	('000 tonnes)	1,425	1,469	1,377	1,377	1,425	-3%	-6%

EXPLOR'N, TECH & NEW BUS
Diamonds	('000 carats)	309	427	767	767	309	148%	80%

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2000	2000	2001	2001	2001	2001	2000

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley (a)	86%	206	211	541	674	662	662	206
Suriname	45%	213	215	213	211	219	219	213
Alumar	36%	120	107	114	113	83	83	120
Total		539	533	868	998	964	964	539

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	126	127	122	123	125	125	126
Bayside	100%	46	45	44	43	44	44	46
Alumar	46.3%	43	44	42	43	35	35	43
Valesul	45.5%	11	12	11	9	8	8	11
Mozal (b)	47%	7	23	31	32	32	32	7
Total		233	251	250	250	244	244	233

BASE METALS (c)
COPPER
Payable metal ('000 tonnes)
Escondida	57.5%	109.5	105.8	98.3	89.1	89.3	89.3	109.5
Ok Tedi (d)	52%	49.8	54.1	51.7	53.4	-	-	49.8
Tintaya	100%	22.5	24.0	18.4	20.1	20.9	20.9	22.5
Alumbrera (e)	25%	-	9.9	10.8	11.9	11.6	11.6	-
Highland Valley (e)	33.6%	-	16.0	14.8	14.1	16.1	16.1	-
Selbaie	100%	3.4	3.2	3.3	2.8	2.5	2.5	3.4
Total		185.2	213.0	197.3	191.4	140.4	140.4	185.2

Refined production ('000 tonnes)
Escondida	57.5%	20.0	20.5	21.0	22.0	21.9	21.9	20.0
Cerro Colorado (e)	100%	-	31.0	32.0	34.0	34.0	34.0	-
San Manuel	100%	2.8	2.7	2.5	2.3	2.3	2.3	2.8
Pinto Valley	100%	4.3	4.4	4.0	3.8	3.4	3.4	4.3
Total		27.1	58.6	59.5	62.2	61.6	61.6	27.1

LEAD
Payable metal (tonnes)
Cannington	100%	51,328	49,503	45,228	54,271	52,879	52,879	51,328
Pering	100%	1,616	1,601	1,321	1,486	1,195	1,195	1,616
Total		52,944	51,104	46,549	55,757	54,074	54,074	52,944

ZINC
Payable metal (tonnes)
Cannington	100%	13,148	17,994	15,877	17,176	14,058	14,058	13,148
Selbaie	100%	11,359	10,812	8,868	7,969	9,456	9,456	11,359
Pering	100%	5,005	5,499	5,010	5,398	5,948	5,948	5,005
Total		29,512	34,305	29,755	30,543	29,462	29,462	29,512

Refer footnotes on page 5.

BASE METALS (continued)
GOLD
Payable concentrate (ounces)
Ok Tedi (d)	52%	140,748	127,049	115,576	124,729	-	-	140,748
Escondida	57.5%	15,443	13,270	10,582	10,302	10,641	10,641	15,443
Tintaya	100%	6,947	4,638	5,146	7,693	10,249	10,249	6,947
Alumbrera (e)	25%	-	31,555	31,949	41,658	42,857	42,857	-
Selbaie	100%	11,901	9,344	8,472	8,198	6,207	6,207	11,901
Total		175,039	185,856	171,725	192,580	69,954	69,954	175,039

SILVER
Payable metal ('000 ounces)
Cannington	100%	7,629	7,591	6,462	7,806	7,804	7,804	7,629
Selbaie	100%	446	469	362	258	379	379	446
Total		8,075	8,060	6,824	8,064	8,183	8,183	8,075

MOLYBDENUM
Payable metal ('000 tonnes)
Highland Valley (e)	33.6%	-	0.1	0.1	0.1	0.1	0.1	-

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,620	5,500	4,591	5,239	5,973	5,973	5,620
Goldsworthy Joint Venture	85%	1,630	1,730	1,453	1,788	1,656	1,656	1,630
Yandi Joint Venture	85%	7,080	5,840	6,354	6,882	7,046	7,046	7,080
Jimblebar	100%	1,130	1,250	991	1,272	1,182	1,182	1,130
Samarco	50%	1,820	1,910	1,885	1,893	1,223	1,223	1,820
Total		17,280	16,230	15,274	17,074	17,080	17,080	17,280

METALLURGICAL COAL (f)
Production ('000 tonnes)
CQCA Joint Venture (g)	50%	3,961	3,794	3,519	4,064	4,002	4,002	3,961
Gregory Joint Venture (g)	50%	851	970	845	960	486	486	851
BHP Mitsui Coal (h)	80%	1,414	1,525	1,678	1,802	1,823	1,823	1,414
QCT Resources (i)	50%	-	1,260	1,837	2,087	-	-	-
Illawarra	100%	1,738	1,328	1,619	1,889	2,055	2,055	1,738
Total		7,964	8,877	9,498	10,802	8,365	8,365	7,964

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (j)	60%	555	579	538	490	467	467	555
Australia (j)	60%	469	318	379	446	505	505	469
Total		1,024	897	917	936	973	973	1,024

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (j)	60%	111	106	96	85	69	69	111
Australia (j)	60%	64	67	64	51	50	50	64
Total		175	173	160	136	119	119	175

Refer footnotes on page 5.

CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie Iron™	100%	105	291	177	276	386	386	105

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	6.4	6.9	9.4	9.1	9.6	9.6	6.4
Yabulu	100%	6.4	7.5	7.4	7.7	6.3	6.3	6.4
Total		12.8	14.4	16.8	16.8	15.9	15.9	12.8

CHROME ORES
Saleable production ('000 tonnes)
South Africa (j)	60%	921	898	674	665	629	# 629	921

FERROCHROME
Saleable production ('000 tonnes)
South Africa (j)	60%	273	249	192	194	207	207	273

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,561	17,811	14,379	14,571	14,538	14,538	14,561
USA	100%	3,080	3,962	3,993	3,890	3,106	3,106	3,080
Australia	100%	1,235	1,227	1,512	1,329	1,173	1,173	1,235
Indonesia (l)	80%	1,966	2,134	2,035	2,291	2,450	2,450	1,966
Colombia (m)	16%-33%	-	687	1,091	1,053	1,138	1,138	-
Total		20,842	25,821	23,010	23,134	22,405	22,405	20,842

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	20,817	20,000	19,911	18,378	19,492	19,492	20,817
Natural gas	(bcf)	61.75	60.83	67.61	71.64	71.24	71.24	61.75
LPG	('000 tonnes)	172.77	155.04	170.62	175.60	182.71	182.71	172.77
Ethane	('000 tonnes)	23.19	9.98	15.69	18.53	24.05	24.05	23.19

BHP STEEL
Production ('000 tonnes)
Raw steel	100%	1,455	1,372	1,277	1,328	1,382	1,382	1,455
Marketable steel products	100%	1,425	1,268	1,345	1,469	1,377	1,377	1,425

Refer footnotes on page 5.

EXPLORATION, TECH & NEW BUSINESS
DIAMONDS
Production ('000 carats)
Ekati™ (n)	80%	309	318	375	427	767	767	309

	(a) Interest in Worsley increased from 30% to 86% effective January 2001.
	(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
	(c) BHP Billiton Base Metals has adopted payable metal as its production reporting basis effective this quarterly report. Prior
	period mine production figures have been restated from the previous basis of metal contained in concentrate.
	(d) Shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi. BHP Billiton announced in August 2001 that no
	profit would be recognised for Ok Tedi from 1 July 2001 onwards except to the extent that dividends are received.
	Accordingly, Ok Tedi September 2001 quarter production (100% basis) of 48,200 tonnes of copper and 104,855 ounces of gold
	has not been recognised in this quarterly report.
	(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
	(f) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
	(g) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
	(h) Shown on 100% basis before 20% outside equity interest.
	(i) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by
	BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000. In June 2001,
	Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
	(j) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
	(k) BHP Billiton ceased its investment in Orinoco in March 2001.
	(l) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
	(m) Colombian thermal coal interests acquired in September and November 2000.
	(n) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia (a)		206	211	541	674	662	662	206
Paranam, Suriname		213	215	213	211	219	219	213
Alumar, Brazil		120	107	114	113	83	83	120
Total		539	533	868	998	964	964	539

Sales
Worsley, Australia (a)		185	205	388	725	692	692	185
Paranam, Suriname		214	194	224	186	224	224	214
Alumar, Brazil		110	116	120	116	79	79	110
Total		509	515	732	1,027	995	995	509

	(a) Interest in Worsley increased from 30% to 86% effective January 2001.

ALUMINIUM
Production
Hillside, South Africa		126	127	122	123	125	125	126
Bayside, South Africa		46	45	44	43	44	44	46
Alumar, Brazil		43	44	42	43	35	35	43
Valesul, Brazil		11	12	11	9	8	8	11
Mozal, Mozambique (b)		7	23	31	32	32	32	7
Total		233	251	250	250	244	244	233

Sales
Hillside, South Africa		126	127	121	124	123	123	126
Bayside, South Africa		41	46	42	50	43	43	41
Alumar, Brazil		42	43	41	45	34	34	42
Valesul, Brazil		11	11	7	12	8	8	11
Mozal, Mozambique (b)		5	20	32	33	32	32	5
Total		225	247	243	264	240	240	225

	(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	75,557	77,436	74,691	77,115	85,344	85,344	75,557
Sulphide ore milled (100%)	('000 tonnes)	12,358	11,534	11,128	10,650	11,205	11,205	12,358
Average copper grade	(%)	1.85%	1.94%	1.95%	1.82%	1.75%	1.75%	1.85%
Production ex Mill (100%)	('000 tonnes)	199.5	190.4	176.4	159.5	162.0	162.0	199.5

Production
Payable copper	('000 tonnes)	109.5	105.8	98.3	89.1	89.3	89.3	109.5
Payable gold concentrate	(fine ounces)	15,443	13,270	10,582	10,302	10,641	10,641	15,443
Copper cathode (SXEW)	('000 tonnes)	20.0	20.5	21.0	22.0	21.9	21.9	20.0

Sales
Payable copper	('000 tonnes)	84.6	118.0	109.5	88.3	83.8	83.8	84.6
Payable gold concentrate	(fine ounces)	12,272	15,279	11,692	9,780	8,729	8,729	12,272
Copper cathode (SXEW)	('000 tonnes)	22.1	19.8	21.8	23.1	22.9	22.9	22.1

OK Tedi, Papua New Guinea (a)
Material mined	('000 tonnes)	22,299	22,673	22,244	22,482	-	-	22,299
Ore milled	('000 tonnes)	7,371	8,286	8,250	8,116	-	-	7,371
Average head grades
- Copper	(%)	0.93%	0.91%	0.85%	0.92%	-	-	0.93%
- Gold	(g/t)	0.99	0.77	0.70	0.82	-	-	0.99

Production
Payable copper	('000 tonnes)	49.8	54.1	51.7	53.4	-	-	49.8
Payable gold concentrate	(fine ounces)	140,748	127,049	115,576	124,729	-	-	140,748

Sales
Payable copper	('000 tonnes)	36.2	53.5	53.4	67.5	-	-	36.2
Payable gold concentrate	(fine ounces)	100,481	135,494	113,760	156,860	-	-	100,481

	(a) Ok Tedi data shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi. BHP Billiton announced in August 2001
	that no profit would be recognised for Ok Tedi from 1 July 2001 except to the extent that dividends are received.
	Accordingly, Ok Tedi September 2001 quarter production (100% basis) of 48,200 tonnes of copper and 104,855 ounces of gold
	has not been recognised in this quarterly report.

Tintaya, Peru
Material mined	('000 tonnes)	16,394	16,723	14,566	16,447	17,600	17,600	16,394
Ore milled	('000 tonnes)	1,620	1,744	1,429	1,508	1,640	1,640	1,620
Average copper grade	(%)	1.56%	1.56%	1.47%	1.56%	1.58%	1.58%	1.56%

Production
Payable copper	('000 tonnes)	22.5	24.0	18.4	20.1	20.9	20.9	22.5
Payable gold concentrate	(fine ounces)	6,947	4,638	5,146	7,693	10,249	10,249	6,947

Sales
Payable copper	('000 tonnes)	17.6	24.5	12.1	32.0	19.2	19.2	17.6
Payable gold concentrate	(fine ounces)	7,794	5,149	3,125	10,350	9,745	9,745	7,794
Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	-	14,957	13,342	14,177	13,595	13,595	-
Ore milled	('000 tonnes)	-	3,264	3,479	3,546	3,516	3,516	-
Average copper grade	(%)	-	1.08%	1.09%	1.09%	1.06%	1.06%	-

Production
Copper cathode	('000 tonnes)	-	31	32	34	34	34	-

Sales
Copper cathode	('000 tonnes)	-	30	33	34	34	34	-
	(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	-	27,823	25,829	27,182	29,545	29,545	-
Ore milled (100%)	('000 tonnes)	-	7,097	7,041	7,445	7,516	7,516	-
Average head grades
- Copper	(%)	-	0.64%	0.71%	0.74%	0.70%	0.70%	-
- Gold	(g/t)	-	0.8	0.8	1.0	1.0	1.0	-

Production
Payable copper	('000 tonnes)	-	9.9	10.8	11.9	11.6	11.6	-
Payable gold	(fine ounces)	-	30,094	30,579	39,921	40,653	40,653	-
Payable gold - dore	(fine ounces)	-	1,461	1,370	1,737	2,204	2,204	-

Sales
Payable copper	('000 tonnes)	-	8.4	9.5	14.2	10.0	10.0	-
Payable gold	(fine ounces)	-	26,819	27,635	45,999	34,461	34,461	-
Payable gold - dore	(fine ounces)	-	1,907	1,933	2,137	2,009	2,009	-

	(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	-	21,203	19,104	18,988	19,910	19,910	-
Ore milled (100%)	('000 tonnes)	-	13,155	11,784	11,355	12,841	12,841	-
Average copper grade	(%)	-	0.42%	0.43%	0.43%	0.43%	0.43%	-

Production
Payable copper	('000 tonnes)	-	16.0	14.8	14.1	16.1	16.1	-
Payable Molybdenum	('000 tonnes)	-	0.14	0.12	0.12	0.10	0.10	-

Sales
Payable copper	('000 tonnes)	-	10.5	10.5	11.9	17.0	17.0	-
Payable Molybdenum	('000 tonnes)	-	0.21	0.17	0.14	0.09	0.09	-

	(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Cannington, Australia
Material mined	('000 tonnes)	430	460	464	507	543	543	430
Ore milled	('000 tonnes)	408	461	422	490	496	496	408
Average head grades
- Silver	(g/t)	653	615	539	577	606	606	653
- Lead	(%)	14.5%	14.0%	13.0%	13.2%	13.0%	13.0%	14.5%
- Zinc	(%)	5.1%	6.0%	6.0%	5.5%	4.5%	4.5%	5.1%

Production
Payable silver	('000 ounces)	7,629	7,591	6,462	7,806	7,804	7,804	7,629
Payable lead	(tonnes)	51,328	49,503	45,228	54,271	52,879	52,879	51,328
Payable zinc	(tonnes)	13,148	17,994	15,877	17,176	14,058	14,058	13,148

Sales
Payable silver	('000 ounces)	6,988	6,583	8,107	8,681	7,231	7,231	6,988
Payable lead	(tonnes)	46,079	43,036	55,949	61,243	49,423	49,423	46,079
Payable zinc	(tonnes)	11,681	13,262	20,588	17,496	13,220	13,220	11,681

Selbaie, Canada
Ore milled	('000 tonnes)	327	1,884	902	896	534	534	327
Average head grades
- Zinc	(%)	1.61%	1.55%	1.58%	1.42%	1.51%	1.51%	1.61%
- Copper	(%)	0.45%	0.43%	0.46%	0.42%	0.34%	0.34%	0.45%
- Gold	(g/t)	0.51	0.49	0.46	0.45	0.34	0.34	0.51
- Silver	(g/t)	22.66	29.03	25.00	18.14	25.00	25.00	22.66

Production
Payable zinc	(tonnes)	11,359	10,812	8,868	7,969	9,456	9,456	11,359
Payable copper	(tonnes)	3,390	3,183	3,286	2,841	2,470	2,470	3,390
Payable gold concentrate	(ounces)	11,901	9,344	8,472	8,198	6,207	6,207	11,901
Payable silver	('000 ounces)	446	469	362	258	379	379	446

Sales
Payable zinc	(tonnes)	9,383	9,786	9,109	8,406	9,959	9,959	9,383
Payable copper	(tonnes)	2,983	3,385	3,258	3,039	3,197	3,197	2,983
Payable gold concentrate	(ounces)	6,283	11,776	10,178	8,207	8,112	8,112	6,283
Payable silver	('000 ounces)	535	494	445	405	283	283	535

Pering, South Africa
Ore milled	('000 tonnes)	336	336	327	345	339	339	336
Average head grades
- Zinc	(%)	2.03%	2.22%	2.03%	2.09%	2.02%	2.02%	2.03%
- Lead	(%)	0.68%	0.68%	0.55%	0.60%	0.49%	0.49%	0.68%

Production
Payable zinc	(tonnes)	5,005	5,499	5,010	5,398	5,948	5,948	5,005
Payable lead	(tonnes)	1,616	1,601	1,321	1,486	1,195	1,195	1,616

Sales
Payable zinc	(tonnes)	4,927	4,988	5,171	5,063	4,932	4,932	4,927
Payable lead	(tonnes)	1,702	1,246	1,587	1,493	1,366	1,366	1,702

San Manuel, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.8	2.7	2.5	2.3	2.3	2.3	2.8

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	4.3	4.4	4.0	3.8	3.4	3.4	4.3

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Western Australia
Production
Mt Newman Joint Venture		5,620	5,500	4,591	5,239	5,973	5,973	5,620
Goldsworthy Joint Venture		1,630	1,730	1,453	1,788	1,656	1,656	1,630
Yandi Joint Venture		7,080	5,840	6,354	6,882	7,046	7,046	7,080
Jimblebar		1,130	1,250	991	1,272	1,182	1,182	1,130
Total		15,460	14,320	13,389	15,181	15,858	15,858	15,460

Shipments
Lump		3,940	3,730	3,950	3,823	3,729	3,729	3,940
Fines		11,040	11,400	11,171	11,545	12,334	12,334	11,040
Total		14,980	15,130	15,121	15,368	16,063	16,063	14,980

	(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production		1,820	1,910	1,885	1,893	1,223	1,223	1,820

Shipments		1,670	2,150	1,699	1,460	1,156	1,156	1,670

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA Joint Venture (b)
Blackwater		1,056	1,076	1,066	1,130	977	977	1,056
Goonyella		924	965	967	1,122	986	986	924
Peak Downs		893	886	571	779	885	885	893
Saraji		608	433	504	530	627	627	608
Norwich Park		480	434	411	503	527	527	480
CQCA total		3,961	3,794	3,519	4,064	4,002	4,002	3,961

Gregory Joint Venture (b)		851	970	845	960	486	486	851

BHP Mitsui Coal (c)
Riverside		745	727	834	966	917	917	745
South Walker Creek		669	798	844	836	906	906	669
BHP Mitsui Coal total		1,414	1,525	1,678	1,802	1,823	1,823	1,414
Queensland total		6,226	6,289	6,042	6,826	6,311	6,311	6,226

Shipments
Coking coal		4,554	4,669	4,401	4,813	4,462	4,462	4,554
Weak coking coal		1,065	1,466	1,138	1,245	1,319	1,319	1,065
Thermal coal		633	657	474	624	544	544	633
Total		6,252	6,792	6,013	6,682	6,325	6,325	6,252

	(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
	(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
	(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

QCT Resources, Australia (a)
Production
CQCA		-	732	1,093	1,263	-	-	-
Gregory Joint Venture		-	173	213	242	-	-	-
South Blackwater		-	355	531	582	-	-	-
Total		-	1,260	1,837	2,087	-	-	-

Shipments
Coking coal		-	876	1,633	1,476	-	-	-
Weak coking coal		-	146	227	231	-	-	-
Thermal coal		-	245	209	268	-	-	-
Total		-	1,267	2,069	1,975	-	-	-

	(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is
	equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000.
	In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

Illawarra, Australia
Production		1,738	1,328	1,619	1,889	2,055	2,055	1,738

Shipments
Coking coal		1,326	1,512	1,410	1,686	1,457	1,457	1,326
Thermal coal		128	165	67	246	136	136	128
Total		1,454	1,677	1,477	1,932	1,593	1,593	1,454

MANGANESE ORES
South Africa
Saleable production (a)		555	579	538	490	467	467	555

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		469	318	379	446	505	505	469

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)		111	106	96	85	69	69	111

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		64	67	64	51	50	50	64

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie Iron™, Australia
Production		105	291	177	276	386	386	105

Shipments		54	107	238	342	358	358	54

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production		6.4	6.9	9.4	9.1	9.6	9.6	6.4

Sales		6.4	5.5	8.8	10.2	9.1	9.1	6.4

Yabulu, Australia
Production
Nickel		6.4	7.5	7.4	7.7	6.3	6.3	6.4
Cobalt		0.4	0.4	0.5	0.5	0.4	0.4	0.4

Sales
Nickel		6.3	6.3	6.5	8.2	7.7	7.7	6.3
Cobalt		0.4	0.4	0.4	0.4	0.4	0.4	0.4

CHROME ORES
South Africa
Saleable production (a)		921	898	674	665	629	629	921

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)		273	249	192	194	207	207	273

	(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production		14,561	17,811	14,379	14,571	14,538	14,538	14,561

Sales
Export		6,569	6,489	6,164	6,557	6,289	6,289	6,569
Local utility		7,098	10,273	6,957	6,821	7,477	7,477	7,098
Inland		1,217	1,473	1,207	1,110	1,092	1,092	1,217
Total		14,884	18,235	14,328	14,488	14,858	14,858	14,884

New Mexico, USA
Production
Navajo Coal		1,544	2,119	1,838	2,170	1,694	1,694	1,544
San Juan Coal		1,536	1,843	2,155	1,720	1,412	1,412	1,536
Total		3,080	3,962	3,993	3,890	3,106	3,106	3,080

Sales - local utility		3,785	3,565	3,566	3,434	3,407	3,407	3,785

COAL, Australia
Production		1,235	1,227	1,512	1,329	1,173	1,173	1,235

Sales
Export		949	685	1,190	1,201	604	604	949
Inland		392	235	396	399	398	398	392
Total		1,341	920	1,586	1,600	1,002	1,002	1,341

Kalimantan, Indonesia (a)
Production
Senakin		905	1,050	924	1,099	1,161	1,161	905
Satui		818	871	926	981	1,068	1,068	818
Petangis		243	213	185	211	221	221	243
Total		1,966	2,134	2,035	2,291	2,450	2,450	1,966

Sales - export		2,075	2,049	1,942	2,308	2,312	2,312	2,075

	(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.

CDC & CZN, Colombia (a)
Production		-	687	1,091	1,053	1,138	1,138	-

Sales - export		-	676	1,102	959	1,098	1,098	-

	(a) BHP Billiton acquired a one third interest in CDC in September 2000. A consortium owned equally by BHP Billiton, Anglo
	American and Glencore International acquired a 50% interest in CZN in November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait		7,804	7,096	6,990	6,946	7,387	7,387	7,804
	North West Shelf - condensate	1,225	1,144	1,240	1,239	1,331	1,331	1,225
	North West Shelf - Wanaea/Cossack	1,682	1,885	1,820	1,757	1,652	1,652	1,682
Laminaria		4,369	3,875	3,533	3,076	3,001	3,001	4,369
Buffalo (a)		757	763	-	-	-	-	757
Griffin		1,991	1,714	2,241	1,194	1,037	1,037	1,991
Pakistan (b)		-	-	3	14	17	17	-
Typhoon (c)		-	-	-	-	835	835	-
Americas		826	944	941	958	918	918	826
Liverpool Bay		1,716	1,978	2,469	2,516	2,830	2,830	1,716
Bruce/Keith (d)		447	601	674	678	483	483	447
Total		20,817	20,000	19,911	18,378	19,492	19,492	20,817

NATURAL GAS (billion cubic feet)
Bass Strait		27.78	18.96	22.91	26.75	30.05	30.05	27.78
North West Shelf - Domestic		3.13	3.28	3.29	3.81	3.68	3.68	3.13
North West Shelf - LNG		15.19	13.83	14.24	13.47	15.76	15.76	15.19
Griffin		0.75	0.82	0.73	0.84	1.35	1.35	0.75
Pakistan (b)		-	-	0.40	2.03	2.66	2.66	-
Typhoon (c)		-	-	-	-	0.67	0.67	-
Americas		5.21	5.38	5.19	5.52	5.41	5.41	5.21
Bruce		5.01	9.38	10.43	7.59	3.28	3.28	5.01
Keith (d)		-	0.11	0.24	0.25	0.19	0.19	-
Liverpool Bay		4.68	9.07	10.18	11.38	8.19	8.19	4.68
Total		61.75	60.83	67.61	71.64	71.24	71.24	61.75

LPG ('000 tonnes)
Bass Strait		128.15	95.70	113.21	117.66	128.52	128.52	128.15
North West Shelf		31.48	30.69	30.44	31.65	36.32	36.32	31.48
Griffin		1.57	1.50	0.51	-	-	-	1.57
Bruce		11.57	26.72	23.01	24.85	16.51	16.51	11.57
Keith (d)		-	0.43	3.45	1.44	1.36	1.36	-
Total		172.77	155.04	170.62	175.60	182.71	182.71	172.77

ETHANE ('000 tonnes)		23.19	9.98	15.69	18.53	24.05	24.05	23.19

	(a) Buffalo sold effective September 2000.
	(b) Zamzama extended well test commenced in March 2001.
	(c) Typhoon commenced production in July 2001.
	(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
BHP STEEL
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Sands
NZS, New Zealand		723	712	274	478	397	397	723
Coke
Port Kembla, Australia		616	599	578	643	661	661	616
Iron
Port Kembla, Australia		1,298	1,231	1,177	1,269	1,262	1,262	1,298
Raw Steel
Port Kembla, Australia		1,308	1,226	1,120	1,176	1,238	1,238	1,308
NZS, New Zealand		147	146	157	152	144	144	147
Total		1,455	1,372	1,277	1,328	1,382	1,382	1,455
Delta, Ohio (a)		193	186	190	197	196	196	193

Marketable Steel Products
Flat Products
Flat and Tinplate products		1,242	1,152	1,094	1,183	1,183	1,183	1,242
Coated Products
Rolled and coated products		531	464	462	474	533	533	531
	Flat and coated products (NZS)	137	125	139	135	137	137	137
	Rolled and coated products (offshore)	70	98	81	89	69	69	70
	Building products (includes offshore)	40	34	42	42	40	40	40
Total (b)		1,425	1,268	1,345	1,469	1,377	1,377	1,425
Delta, Ohio (a)		189	182	186	193	192	192	189

DESPATCHES (c)
Business unit despatches
Flat Products		1,243	1,069	1,098	1,294	1,128	1,128	1,243
Coated Products		732	691	666	813	746	746	732
Total (d)		1,236	1,237	1,282	1,587	1,296	1,296	1,236

External despatches
Australia	Domestic (e)	485	503	515	585	691	691	485
	Export	541	515	546	757	387	387	541
New Zealand	Domestic (e)	67	62	56	55	61	61	67
	Export	68	55	77	97	83	83	68
Other offshore		75	102	88	93	74	74	75
Total		1,236	1,237	1,282	1,587	1,296	1,296	1,236
Delta, Ohio (a)		190	177	190	191	191	191	190

	(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
	(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
	(c) Steel products only. Excludes pig iron and by-products.
	(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
	(e) Includes despatches to OneSteel Limited from 1 November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
EXPLORATION, TECHNOLOGY & NEW BUSINESS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production (a)	('000 carats)	309	318	375	427	767	767	309

	(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2000	2000	2001	2001	2001	2001	2000
STEEL - DISCONTINUED OPERATIONS (a)
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Ore
Whyalla, Australia		656	254	-	-	-	-	656
Coke
Whyalla, Australia		149	49	-	-	-	-	149
Iron
Whyalla, Australia		270	102	-	-	-	-	270
Raw Steel
Whyalla, Australia		245	99	-	-	-	-	245
Newcastle, Australia		-	-	-	-	-	-	-
Sydney, Australia		128	36	-	-	-	-	128
Total		373	135	-	-	-	-	373

Marketable Steel Products
Long products		551	171	-	-	-	-	551
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total (b)		540	171	-	-	-	-	540

DESPATCHES (c)
Business unit despatches
Long Products		527	166	-	-	-	-	527
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total (d)		527	166	-	-	-	-	527

External despatches
Australia	Domestic	482	150	-	-	-	-	482
	Export	45	16	-	-	-	-	45
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total		769	166	-	-	-	-	769

	(a) Data tables reflect the spin-out of OneSteel Limited from BHP Billiton effective 31 October 2000.
	(b) US steel businesses were sold in June 2000.
	(c) Steel products only. Excludes pig iron and by-products.
	(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.